[On Heritage Oaks Bancorp Letterhead]

May 22, 2012

VIA ELECTRONIC SUBMISSION

Meredith Cross, Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heritage Oaks Bancorp
Registration Statement on Form S-1
SEC File No. 333-181220

Dear Ms. Cross:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Heritage Oaks Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-181220), initially filed on May 7, 2012, together with all exhibits thereto (the “Registration Statement”).  The Registration Statement registered a warrant, common stock underlying the warrant and the preferred stock that was sold to the United States Treasury pursuant to the Troubled Asset Relief Program Capital Purchase Program.  The Company is requesting withdrawal of the Registration Statement based on conversations with the Commission and in order to file a new registration statement for the same securities that allows for delayed effectiveness.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Kenneth E. Moore of Stuart | Moore Law at (805) 545-8590.

Thank you for your assistance in this matter.

Sincerely,

Heritage Oaks Bancorp

/s/ Simone Lagomarsino
Simone Lagomarsino
President and Chief Executive Officer